31 . 1 . 2008

SEC
Mail Processing
Section

FEB 14 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

[redacted]

08000938

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

dlw 2/28

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31-Dec-07

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	564	868
1.2	Payments for		
	(a) staff costs	(315)	(594)
	(b) advertising & marketing	(120)	(169)
	(c) research & development (incl. R&D staff costs)	(2,634)	(5,437)
	(d) leased assets	(45)	(93)
	(e) other working capital	(141)	(464)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	145	419
1.5	Interest and other costs of finance paid	(9)	(15)
1.6	Income taxes paid	0	0
1.7	Other - Grants	1,087	1,790
	Net operating cash flows	(1,468)	(3,696)
1.8	Net operating cash flows (carried forward)	(1,468)	(3,696)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(69)	(210)
	(e) other non-current assets	0	0

		Current quarter $A'000	Year to date (6 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0

1.13	Other	0	0
	Net investing cash flows	(69)	(210)
1.14	**Total operating and investing cash flows**	(1,537)	(3,907)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	16	16
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	150	150
1.18	Repayment of borrowings	(95)	(194)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	71	(28)
	Net increase (decrease) in cash held	(1,466)	(3,934)
1.21	Cash at beginning of quarter/year to date	10,355	12,823
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	8,889	8,889

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(131)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Line of Credit	550	550
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,086	1,092
4.2	Deposits at call	6,803	9,263
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	8,889	10,355

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31/1/08

(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Bionomics Limited

21 January 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

JANUARY08
IN THIS ISSUE

BIONOMICS NOW

See Bionomics

7-10 January 2008
JP Morgan Healthcare Conference
San Francisco

11-13 February 2008
BIO CEO
Investor Forum
New York

17-20 June 2008
BIO2008
San Diego

Contact Bionomics

31 Dalgleish Street
Thebarton, SA 5031
Australia

Tel: +61 8 8354 6101

Deborah Rathjen
CEO & Managing Director
drathjen@bionomics.com.au

CEO Report

Dear Shareholders,

Bionomics made ground-breaking progress in the December quarter and evidence of this success is the exciting news that we will shortly commence our first clinical trial for lead anti-cancer compound, BNC105.

The BNC105 clinical trial has been meticulously prepared and all sites are now ready to proceed with patient enrolment. We will recruit approximately 30 patients by the end of 2008. The trial will be undertaken at the Royal Melbourne Hospital, the Peter MaCallum Cancer Centre and the Western Hospital cancer centres in Melbourne, and we anticipate complete analysis of the trial results in early 2009.

It was pleasing to announce the success of our Investigational New Drug (IND) submission for BNC105, with the US Food and Drug Administration (FDA) in November. The IND status has made a significant impact on the ease with which we have commenced the clinical trial.

This edition of Bionomics NOW includes a profile on Dr Bernard Flynn and Dr Gabriel Kremmidiotis, the heads of our Discovery Research and Chemistry teams, who have made an outstanding contribution to the discovery and success of BNC105. They are an interesting team and I hope you enjoy reading about their work.

The anxiety program has also made significant progress, with clinical candidate BNC210 commencing IND-enabling studies, and preparations well underway for a late-2008 IND submission and subsequent clinical trials. Our medical, regulatory and toxicology experts are using their experience with BNC105 to progress BNC210 to the clinic.

The quarter's success validates our focus towards the expansion of our capabilities and core strengths, which are transforming Bionomics into a successful clinical stage company. We will continue to build upon this strategy, to grow shareholder value and leverage our expertise and assets as we achieve major milestones this year. •

Dr Deborah Rathjen Chief Executive Officer

The BNC105 Scorecard

Novel approach to treatment of solid tumours

Blockbuster potential - synergises with Avastin

Demonstrates greater efficacy & selectivity than other VDAs in development

Pipeline Update

In addition to the move of BNC105 into clinical trials, Bionomics' anxiety drug candidate BNC210 and its program targeting Kv1.3 on the T cells, which cause Multiple Sclerosis continue to make solid progress.

BNC210 which is currently in IND enabling studies is being developed for the treatment of Generalised Anxiety Disorders (GAD). A large scale synthesis is currently underway and will pave the way for the manufacture of clinical trial material under GMP.

The biologists and chemists engaged on our Kv1.3 program have synthesised and screened over 600 compounds in the hunt for the ideal

Pipeline Update...

drug to move into a development program for the treatment of Multiple Sclerosis and other autoimmune conditions. From this extensive knowledge base we anticipate drug candidate selection in the upcoming months.

To the right, is an updated chart of the Bionomics Development pipeline. •



Project
Discovery
Preclinical
IND Enabling
Clinical
Cancer
BNC105 VDA
BN069
Immune Disease
Kv1.3 inhibitors Multiple Sclerosis
CNS
BNC210 Anxiety
GABA-A agonists Epilepsy





Profile – Dr Bernard Flynn & Dr Gabriel Kremmidiotis

Bionomics' Vice President of Chemistry Dr Bernard Flynn and Vice President of Discovery Research Dr Gabriel Kremmidiotis, have worked together to discover, develop and bring BNC105 successfully into the clinic. Combining their expertise in chemistry and biology, Dr Flynn and Dr Kremmidiotis form a formidable drug discovery team.

Migrating from Greece, Dr Kremmidiotis studied science at the University of Melbourne, completed his Honours at Flinders Medical School, and went on to receive his PhD in 1993. Following a period of work in the US and UK, Dr Kremmidiotis combined his interest in bioinformatics and tumour biology to study tumour angiogenesis. A scientific founder of Bionomics, he commenced full-time work at Bionomics as Head of Bioinformatics in January 2002 and his role has since expanded to Vice President of Discovery Research.

As seventh of nine children, Dr Bernard Flynn was born in rural South Australia before studying science at the University of Melbourne with Honours and completing his PhD in 1992 at the University of Adelaide. In 2003, Dr Flynn founded Iliad Chemicals - acquired by Bionomics in July 2005 - and is an inventor of the company's MultiCore® medicinal chemistry technology.

The duality of a team of chemists undertaking the early discovery medicinal chemistry and a strong team of biologists to evaluate the discovered candidates has been the formula for success at Bionomics.

"Dr Flynn and I have very different perspectives and personalities," said Dr Kremmidiotis. "Despite this we seemed to "click" very early on. I am often the driver behind ideas, making them happen, but Dr Flynn probably has the more original ideas."

Dr Flynn added, "We do get on well personally and professionally, and we get the most out of our differences in approach.

Dr Kremmidiotis is very good at organisation, and whilst we both think creatively in the drug discovery process we often come at them from different perspectives which through discussion and teamwork improves the way we do things at Bionomics." •

If you would like to find out more on our staff profiles check out **bionomics.com.au**

Bionomics

END

NOW